SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549


                       SCHEDULE 13D
                     (Amendment No. 1)

         Under the Securities Exchange Act of 1934



            Kinder Morgan Energy Partners, L.P.
          (formerly Enron Liquids Pipeline, L.P.)
                     (Name of Issuer)

                       Common Units
              (Title of Class of Securities)


                       494550-10-6
                      (CUSIP Number)

     George E. Rider, Esq., Morrison & Hecker L.L.P.,
2600 Grand Avenue, Kansas City, Missouri 64108  (816) 691-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          February 14, 1997
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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===============================================================
CUSIP No. 494550-10-6
---------------------------------------------------------------
      1        Name of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above
               Persons

               Kinder Morgan G.P., Inc. (formerly, Enron
               Liquids Pipeline Company), a Delaware
               corporation
---------------------------------------------------------------
      2 Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)  N/A
---------------------------------------------------------------
      3        SEC Use Only


---------------------------------------------------------------
      4        Source of Funds (See Instructions)

                N/A
---------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------
      6        Citizenship or Place of Organization

               State of Delaware, United States
-----------------------------------------------------------------
                   7     Sole Voting Power
    Number               431,000 Common Units
      of
    Shares    ---------------------------------------------------
 Beneficially      8     Shared Voting Power
    Owned                0
      By
     Each     ---------------------------------------------------
  Reporting        9     Sole Dispositive Power
    Person               431,000 Common Units
     With     ---------------------------------------------------
                  10     Shared Dispositive Power
                          0
-----------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each
               Reporting Person
               431,000 Common Units
-----------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11)
               Excludes Certain S    s (See
               Instructions)
-----------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)

               6.6%
---------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               CO
===============================================================


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     Item 1:  Security and Issuer.

     This Statement relates to 431,000 Common Units of Limited Partnership Interest (the "Common Units") of Kinder Morgan Energy Partners, L.P. (formerly, Enron Liquids Pipeline, L.P.), a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 1301 McKinney, Suite 3450, Houston, Texas 77010. This Statement is Amendment No. 1 to Schedule 13D filed on January 23, 1997.

     Item 2:  Identity and Background.

     This Statement is filed by Kinder Morgan G.P., Inc. (formerly, Enron Liquids Pipeline Company), a Delaware corporation ("KMGP"). This Statement is the First Amendment to Schedule 13D filed by Enron Liquids Pipeline Company on January 23, 1997 (the "Prior Statement"). The Prior Statement reflected Enron Liquids Pipeline Company as the owner of 860,000 Deferred Participation Units. The Deferred Participation Units automatically converted into Common Units on or about February 14, 1997 when Enron Liquids Pipeline Company determined that the Deferred Participation Units and the Common Units had like intrinsic economic and federal income tax characteristics. On February 14, 1997, Enron Liquids Pipeline Company sold 429,000 Common Units for an aggregate sales price of $15,135,135 (approximately $35.28 per Common Unit). Following such sale, the name of Enron Liquids Pipeline Company was changed to Kinder Morgan G.P., Inc.

     KMGP remains the sole general partner of the Issuer. On February 14, 1997, following the sale of 429,000 Common Units described above, Enron Liquids Holding Corp., a Delaware corporation and wholly-owned subsidiary of Enron Corp., sold all of the issued and outstanding capital stock of KMGP to Kinder Morgan, Inc., a Delaware corporation ("KMI"). As a result, KMGP is now a wholly owned subsidiary of KMI. At or about the same time as the filing of this Statement, KMI will file a separate Amendment to its Statement on Schedule 13D describing its acquisition of KMGP.

     KMGP maintains its principal executive office at 1301 McKinney, Suite 3450, Houston, Texas 77010. Schedule I attached hereto sets forth information with respect to each director and officer of KMGP.

     None of KMGP or, to the best of the undersigned's knowledge, any person listed on Schedule I hereto, has been (a) convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), or (b) subject to a civil decree, final order or judgment of a court or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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     Item 3:  Source and Amount of Funds or Other Consideration.

     No funds or other consideration were required by KMGP in connection with the transaction which is the subject of this Statement.

     Item 4:  Purpose of Transaction.

     The 429,000 Common Units were sold in order to issue a cash dividend to Enron Liquids Pipeline Company's sole shareholder, Enron Liquids Holding Corp. KMGP intends to review on a continuing basis its investment in the Issuer and the Issuer's business and prospects. KMGP is not currently considering the acquisition or disposition of additional Common Units.

     Except as described above, KMGP has no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.

     Item 5:  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the Common Units deemed to be beneficially owned by KMGP is described on the cover page.

     (b) The aggregate number and percentage of the Common Units over which each of KMGP has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page.

     (c) KMGP has not participated in any transaction in the Common Units in the past sixty days, except as described herein.

     KMI owns all of the issued and outstanding capital stock of KMGP, which owns 431,000 Common Units.

     Item 6:  Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

     Several provisions regarding the transfer, distribution and voting rights of the Common Units are set forth in the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"). Pursuant to the Partnership Agreement, KMGP holds certain registration rights pursuant to Section 6.13 of the Partnership Agreement. Restrictions on transfer of limited partnership interests in general are contained in Article 11 of the Partnership Agreement.
Section 17.1 of the Partnership Agreement gives KMGP, as the general partner, the right, in certain circumstances, to acquire all of the outstanding securities in a class. Section 1.6 of the Partnership Agreement gives KMGP, as the

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general  partner,  the right to restrict  transfer of any or all partnership interests in order to avoid certain adverse tax consequences.

     KMGP has pledged 431,000 Common Units which it continues to own as additional security for indebtedness of KMI incurred in connection with KMI's acquisition of KMGP pursuant to a Credit Agreement (the "Credit Agreement") dated as of February 14, 1997 between KMI and First Union National Bank of North Carolina ("First Union"). The Credit Agreement requires First Union's consent for, among other things, (i) the merger or consolidation of the Partnership with any other person, (ii) the sale, lease or other disposition of all or substantially all of the Partnership's property or assets to any other person or
(iii) the issuance of any additional Common Units. The documents evidencing such pledge contain customary default and similar provisions contained in loan agreements and do not otherwise contain any provision or contingency that would give another person voting power or investment power over the Common Units owned by KMGP.

     Item 7:  Material to be Filed as Exhibits.

     None.


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                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

     Dated:  March 5, 1997


                       KINDER MORGAN G.P., INC.


                       By: /s/ Thomas B. King
                           Thomas B. King, President



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                                   Schedule I

                            Directors and Officers of
                            Kinder Morgan G.P., Inc.

Name and Business Address   Citizenship    Position

Richard D. Kinder            USA           Director, Chairman and
1301 McKinney, Suite 3450                  Chief Executive Officer
Houston, Texas 77010

William V. Morgan            USA           Director and Vice
Chairman
1301 McKinney, Suite 3450
Houston, Texas 77010

Thomas B. King               USA           Director and President
1301 McKinney, Suite 3450
Houston, Texas 77010

Thomas P. Tosoni             USA           Vice President, Chief
1301 McKinney, Suite 3450                  Financial Officer and
Houston, Texas 77010                       Assistant Secretary

Michael C. Morgan            USA           Vice President-Corporate
1301 McKinney, Suite 3450                  Development
Houston, Texas 77010

Roger C. Mosby               USA           Vice President
1301 McKinney, Suite 3450
Houston, Texas 77010

David G. Dehaemers, Jr.      USA           Secretary and Treasurer
1301 McKinney, Suite 3450
Houston, Texas 77010

Alan L. Atterbury            USA           Director
210 West 10th Street
Sixth Floor
Kansas City, Missouri 64105

Edward O. Gaylord            USA           Director
5851 San Felipe, Suite 900
Houston, Texas 77057




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